Exhibit 99.1

Final version

Yingli Green Energy Reports Second Quarter 2012 Results

Shipment Increased by 13.7% from Q1 2012 and Reached Another Historical High

BAODING, China, August 29, 2012 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter ended June 30, 2012.

Second Quarter 2012 Consolidated Financial and Operating Summary

•                      Total net revenues were RMB 3,103.5 million (US$488.5 million).

•                      PV module shipment increased by 13.7% from the first quarter of 2012.

•                      Gross profit was RMB 141.5 million (US$22.3 million), representing a gross margin of 4.6%.

•                      Operating loss was RMB 326.7 million (US$51.4 million), representing an operating margin of negative 10.5%.

•                      Net loss(1) was RMB 573.0 million (US$90.2 million) and loss per ordinary share and per American depositary share (“ADS”) was RMB 3.66 (US$0.58). On an adjusted non-GAAP(2) basis, net loss was RMB 551.2 million (US$86.8 million) and loss per ordinary share and per ADS was RMB 3.52 (US$0.55).

“Despite the continued challenging market conditions in the second quarter, we managed to keep our growing momentum as we increased module shipment volumes by 13.7% over the previous quarter and achieved a gross margin of 4.6%,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

“We further expanded our market share in the second quarter, which was primarily attributable to our deep understanding of the market trend and effective implementation of our global sales strategies. Europe continued to be our largest market in the second quarter due to the pull-in demand before the feed-in-tariff adjustments in Germany. In the second quarter, the U.S. market continued to show solid demand across all segments. In China, demand started to pick up as the installation of utility scale projects in northwestern China and the Golden Sun Program gradually accelerated.

(1)         For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

(2)         All non-GAAP measures exclude, as applicable, share-based compensation, interest expenses consisting of changes in the fair value of the interest rate swap and the amortization of the debt discount, the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company, inventory provision and acquisition gain. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

We expect to see a significant increase of demand in China in the second half of this year, especially from September to November.”

“We have also achieved further cost reductions as we continued to promote new manufacturing techniques and improve our operating efficiency. We are confident to bring non-polysilicon cost down to below US$0.50 per watt by the end of this year,” Mr. Miao continued.

“In addition to the challenges from feed-in-tariff adjustments, excessive module supply and the ongoing anti-dumping and countervailing investigations in the U.S., the anticipated anti-dumping investigation in the EU has brought more pressure and uncertainties to the solar industry. We will continue to work closely with our friends and partners to protect the industry and remain committed to providing our customers with high quality products,” Mr. Miao concluded.

Second Quarter 2012 Financial Results

Total Net Revenues

Total net revenues were RMB 3,103.5 million (US$488.5 million) in the second quarter of 2012, compared to RMB 3,148.5 million in the first quarter of 2012 and RMB 4,398.8 million in the second quarter of 2011. PV module shipment in the second quarter of 2012 increased by 13.7% from the first quarter of 2012. The contribution to total net revenues from increased shipment in this quarter was offset by an industry-wide decline in the average selling prices of PV modules.

Gross Profit and Gross Margin

Gross profit was RMB 141.5 million (US$22.3 million) in the second quarter of 2012, compared to RMB 245.2 million in the first quarter of 2012 and RMB 970.1 million in the second quarter of 2011.

Gross margin was 4.6% in the second quarter of 2012, compared to 7.8% in the first quarter of 2012 and 22.1% in the second quarter of 2011. The sequential decrease in gross margin was primarily due to an industry-wide decline in the average selling prices of PV modules, which was partially offset by a decline in prices of polysilicon and auxiliary materials and our continuous efforts in reducing processing cost.

Operating Expenses

Operating expenses were RMB 468.2 million (US$73.7 million) in the second quarter of 2012, compared to RMB 380.0 million in the first quarter of 2012 and RMB 443.7 million in the second quarter of 2011. The increase in operating expenses from the previous quarter was mainly due to the increased selling expenses attributable to the growth in PV module shipment and an increase in overseas freight expenses per unit.

Operating expenses as a percentage of total net revenues were 15.1% in the second quarter of 2012, compared to 12.1% in the first quarter of 2012 and 10.1% in the second quarter of 2011.

Operating Loss and Margin

Operating loss was RMB 326.7 million (US$51.4 million) in the second quarter of 2012, compared to operating loss of RMB 134.7 million in the first quarter of 2012 and operating income of RMB 526.4 million in the second quarter of 2011.

Operating margin was negative 10.5% in the second quarter of 2012, compared to a negative operating margin of 4.3% in the first quarter of 2012 and a positive operating margin of 12.0% in the second quarter of 2011.

Interest Expense

Interest expense was RMB 229.3 million (US$36.1 million) in the second quarter of 2012, compared to RMB 202.4 million in the first quarter of 2012 and RMB 157.8 million in the second quarter of 2011. The increase in interest expense was mainly attributable to the RMB1.5 billion medium-term notes issued by Yingli Energy (China) Company Limited, an operating subsidiary of the Company, in May 2012. The weighted average interest rate for the Company’s borrowings was 6.34% in the second quarter of 2012, compared to 6.23% in the first quarter of 2012.

Foreign Currency Exchange Loss (Gain)

Foreign currency exchange loss was RMB 183.7 million (US$28.9 million) in the second quarter of 2012, compared to a foreign currency exchange gain of RMB 26.3 million in the first quarter of 2012 and a foreign currency exchange gain of RMB 35.5 million in the second quarter of 2011. Given that the Company’s Euro-denominated assets and liabilities are in a net asset position, the foreign currency exchange loss was mainly due to the depreciation of the Euro against the RMB.

Income Tax Benefit (Expense)

Income tax benefit was RMB 102.3 million (US$16.1 million) in the second quarter of 2012, compared to income tax benefit of RMB 11.4 million in the first quarter of 2012 and income tax expense of RMB 73.5 million in the second quarter of 2011. The income tax benefit in the second quarter of 2012 was mainly the result of a deferred tax benefit recognized in connection with the net losses incurred in the quarter.

Net Income (Loss)

Net loss was RMB 573.0 million (US$90.2 million) in the second quarter of 2012, compared to net loss of RMB 283.2 million in the first quarter of 2012 and net income of RMB 375.6 million in the second quarter of 2011. Loss per ordinary share and per ADS was RMB 3.66 (US$0.58), compared to RMB 1.82 in the first quarter of 2012 and diluted earnings per ordinary share and ADS of RMB 2.34 in the second quarter of 2011.

On an adjusted non-GAAP basis, net loss was RMB 551.2 million (US$86.8 million) in the second quarter of 2012, compared to net loss of RMB 239.5 million in the first quarter of 2012 and net income of RMB 354.0 million in the second quarter of 2011. Adjusted non-GAAP loss per ordinary share and per ADS was RMB 3.52 (US$0.55), compared to RMB 1.54 in the first quarter of 2012 and adjusted non-GAAP diluted earnings per ordinary share and per ADS of RMB 2.21 in the second quarter of 2011.

Balance Sheet Analysis

As of June 30, 2012, the Company had RMB 5,606.4 million (US$882.5 million) in cash and restricted cash, compared to RMB 4,248.8 million as of March 31, 2012.

As of June 30, 2012, accounts receivable were RMB 3,213.0 million (US$505.7 million), compared to RMB 3,348.5 million as of March 31, 2012. Days sales outstanding was 93 days in the second quarter of 2012, a slight decrease from 96 days in the first quarter of 2012.

As of June 30, 2012, accounts payable were RMB 4,362.5 million (US$686.7 million), compared to RMB 3,962.8 million as of March 31, 2012. Days payable outstanding increased to 133 days in the second quarter of 2012 from 123 days in the first quarter of 2012.

As of the date of this press release, the Company had approximately RMB 3,835.0 million in unutilized short-term lines of credit, and RMB 3,090.6 million committed long-term facility that can be drawn down in the near future.

Business Outlook for Full Year 2012

Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company revised its PV module shipment target to be in the estimated range of 2,100 MW to 2,200 MW for fiscal year 2012, which represents an increase of 30.9% to 37.2% year over year, compared to its previously provided guidance of a more than 50% increase in shipments year over year.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income (loss) and adjusted diluted earnings (loss) per ordinary share and per ADS, each of which is adjusted to exclude, as applicable, items related to share-based compensation, interest expense consisting of changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli, inventory provision and acquisition gain. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.3530 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of June 30, 2012. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time (EDT) on August 29, 2012, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

•   U.S. Toll Free Number: +1-866-519-4004

•   International dial-in number: +1-718-354-1231

•   Passcode: 15727923

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com . A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until September 6, 2012 by dialing:

•   U.S. Toll Free Number: +1-866-214-5335

•   International dial-in number: +1-718-354-1232

•   Passcode: 15727923

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. In August 2012, Yingli Green Energy reached a balanced vertically integrated production capacity of 2,450 MW per year, which located in Baoding, Haikou, Tianjin and Hengshui, respectively. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 20 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao
Director of Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
Email: ir@yinglisolar.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	December 31 2011	June 30,2012
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	5,613,320	5,606,412	882,483
Accounts receivable, net	2,411,886	3,213,024	505,749
Inventories	2,670,919	3,821,268	601,490
Prepayments to suppliers	386,939	354,245	55,760
Prepaid expenses and other current assets	1,655,231	1,949,951	306,934
Total current assets	12,738,295	14,944,900	2,352,416

Long-term prepayments to suppliers	1,322,714	1,256,113	197,720
Property, plant and equipment, net	12,389,184	13,405,940	2,110,175
Land use rights	523,219	714,395	112,450
Goodwill and intangible assets, net	110,386	86,026	13,541
Other assets	399,615	513,924	80,894
Total assets	27,483,413	30,921,298	4,867,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	8,225,076	8,274,808	1,302,504
Convertible notes	139,345	9,452	1,488
Accounts payable	2,977,230	4,362,520	686,687
Other current liabilities and accrued expenses	1,607,961	1,357,277	213,643
Total current liabilities	12,949,612	14,004,057	2,204,322

Long-term debt, excluding current portion	3,451,899	4,902,223	771,639
Medium-term notes	2,406,391	3,909,120	615,319
Accrued warranty cost, excluding current portion	425,350	476,609	75,021
Other liabilities	1,196,500	1,254,001	197,387
Total liabilities	20,429,752	24,546,010	3,863,688

Shareholders’ equity:
Ordinary shares	12,011	12,238	1,926
Additional paid-in capital	6,476,123	6,622,199	1,042,373
Treasury stock	(123,838)	(127,331)	(20,041)
Accumulated other comprehensive income	138,999	205,108	32,285
Accumulated deficit	(1,342,098)	(2,198,263)	(346,020)
Total equity attributable to Yingli Green Energy	5,161,197	4,513,951	710,523
Noncontrolling interests	1,892,464	1,861,337	292,985
Total shareholders’ equity	7,053,661	6,375,288	1,003,508
Total liabilities and shareholders’ equity	27,483,413	30,921,298	4,867,196

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Statements of Comprehensive Income

(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	June 30, 2011	March 31, 2012	June 30, 2012
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	4,289,855	3,109,426	3,031,278	477,141
Sales of PV systems	5,055	10,025	13,026	2,050
Other revenues	103,889	29,070	59,180	9,315
Total net revenues	4,398,799	3,148,521	3,103,484	488,506
Cost of revenues:
Cost of PV modules sales	(3,335,135)	(2,860,336)	(2,899,026)	(456,324)
Cost of PV systems sales	(3,766)	(5,745)	(9,143)	(1,439)
Cost of other revenues	(89,783)	(37,192)	(53,788)	(8,466)
Total cost of revenues	(3,428,684)	(2,903,273)	(2,961,957)	(466,229)
Gross profit	970,115	245,248	141,527	22,277
Selling expenses	(210,448)	(199,190)	(256,227)	(40,332)
General and administrative expenses	(129,055)	(146,626)	(165,684)	(26,079)
Research and development expenses	(104,223)	(34,147)	(46,317)	(7,291)
Total operating expenses	(443,726)	(379,963)	(468,228)	(73,702)
Income (loss) from operations	526,389	(134,715)	(326,701)	(51,425)
Other income (expense):
Interest expense	(157,822)	(202,420)	(229,328)	(36,098)
Interest income	6,391	13,682	18,098	2,849
Foreign currency exchange gains (losses)	35,464	26,276	(183,661)	(28,909)
Other income	55,208	5,568	10,784	1,698
Earnings (loss) before income taxes	465,630	(291,609)	(710,808)	(111,885)
Income tax benefit (expense)	(73,520)	11,365	102,338	16,108
Net income (loss)	392,110	(280,244)	(608,470)	(95,777)
Less: Loss (earnings) attributable to the noncontrolling interests	(16,521)	(2,941)	35,490	5,587
Net income (loss) attributable to Yingli Green Energy	375,589	(283,185)	(572,980)	(90,190)

Weighted average shares and ADSs outstanding
Basic	157,639,403	155,914,205	156,576,418	156,576,418
Diluted	160,362,215	155,914,205	156,576,418	156,576,418

Earnings (loss) per share and per ADS

Basic	2.38	(1.82)	(3.66)	(0.58)
Diluted	2.34	(1.82)	(3.66)	(0.58)

Net income (loss)	392,110	(280,244)	(608,470)	(95,777)
Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	(4,688)	27,096	52,320	8,235
Cash flow hedging derivatives, net of nil tax	(2,693)	(2,954)	2,364	372
Comprehensive income (loss)	384,729	(256,102)	(553,786)	(87,170)
Less: Comprehensive loss (income) attributable to the noncontrolling interest	(9,299)	(9,714)	29,546	4,651

Comprehensive income (loss) attributable to Yingli Green Energy	375,430	(265,816)	(524,240)	(82,519)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	June 30, 2011	March31, 2012	June 30, 2012
	RMB	RMB	RMB	US$
Non-GAAP income (loss) attributable to Yingli Green Energy	354,034	(239,492)	(551,177)	(86,758)
Share-based compensation	(14,278)	(9,487)	(9,524)	(1,499)
Amortization of intangible assets	(11,967)	(11,967)	(11,967)	(1,884)
Gain on bargain purchase from an acquisition	52,202	—	—	—
Inventory provision	—	(21,207)	—	—
Interest expenses consisting of changes in fair value of the interest rate swap and the amortization of the debt discount	(4,402)	(1,032)	(312)	(49)
Net income (loss) attributable to Yingli Green Energy	375,589	(283,185)	(572,980)	(90,190)
Non-GAAP diluted earnings (loss) per share and per ADS	2.21	(1.54)	(3.52)	(0.55)
Diluted earnings (loss) per share and per ADS	2.34	(1.82)	(3.66)	(0.58)